191 Peachtree Street
Atlanta, Georgia 30303-1763 www.kslaw.com

John D. Wilson
Direct Dial: 404/572-3506
Direct Fax: 404/572-5147 jdwilson@kslaw.com

December 22, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Robert Telewicz
Senior Staff Accountant

Re:	Paladin Realty Income Properties, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 28, 2006
Form 10-Q for Fiscal Quarters Ended March 31, June 30, and
September 30, 2006
Filed May 10, August 14, and November 13, 2006
File No. 0-51860

Dear Mr. Telewicz:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated December 12, 2006, concerning the Annual Report on Form 10-K filed by Paladin Realty Income Properties, Inc. (the “Company”) for the fiscal year ended December 31, 2005 (the “Form 10-K”) and the Quarterly Reports on Form 10-Q for the Fiscal Quarters ended March 31, June 30 and September 30, 2006 (the “Form 10-Qs”). For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.

Form 10-K for fiscal year ended December 31, 2005

Item 6. Selected Financial Data, page 30

Comment 1: We note your disclosure that you declared dividends per common share of $0.60. This appears inconsistent with your disclosure at pages 29, 35 and F-15. Please advise.

Response 1: The Company declared dividends on December 19, 2005 in an amount equal to $0.0016438 per share per day (an amount which, if paid each day for a 365-day period would equal a 6.0% annualized rate based on a share price of $10.00). The disclosure in

Securities and Exchange Commission

December 22, 2006

Selected Financial Data on page 30 provides dividends per common share on an annualized basis as $0.60. In future filings this disclosure will show actual dividends not annualized dividends, and the Company will revise this disclosure in our Form 10-K for the fiscal period ending December 31, 2006 to state that the dividends per common share for the fiscal period ended December 31, 2005 were $0.42.

Financial Statements of Paladin Realty Income Properties, Inc. and Subsidiary

Consolidated Statements of Cash Flows, page F-6

Comment 2: We note that distributions from real estate joint venture do not exceed your equity in earnings from joint venture. In light of this, please tell us how you considered whether such distributions represent a return on your investment or a return of your investment and, accordingly, how such amounts should be classified in the statement of cash flows. Refer to paragraphs 16 and 22 of SFAS 95. Please provide the same information as it relates to the portions of distributions from joint ventures that did not exceed equity in earnings from Joint venture for the quarters ended March 31, June 30, and September 30, 2006.

Response 2: The Company considered whether distributions from real estate joint venture represented a return on its investment or a return of its investment, and in the Company’s statement of cash flows all distributions from real estate joint venture were classified as a return of the Company’s investment. The Company notes that the accounting practices in its industry vary as to the application of SFAS 95 and that (i) issuers sometimes follow the Company’s approach of classifying all distributions as a return of investment, (ii) other issuers look to the source of the distribution for classification in the statement of cash flows and (iii) a third category of issuers classify distributions from joint ventures as cash flows from operating activities to the extent that they do not exceed cumulative GAAP income from the joint venture investment. After considering the guidance in SFAS 95, particularly paragraphs 16 and 22 and current trends in industry practice, the Company has decided to change its classification of distributions from real estate joint ventures in future filings as cash flow from operating activities to the extent that they do not exceed cumulative GAAP income from the joint venture investment. The Company is in the initial stages of its operations and has made only a few acquisitions. The Company has determined that the reclassification does not have a material impact on the financial statements as a whole or the ability of the reader to understand the Company’s financial condition, results of operations or cash flows. Therefore, the Company will reflect the reclassification of the 2005 and 2006 amounts in all future filings.

Securities and Exchange Commission

December 22, 2006

Exhibits

Exhibit 31.1 and 31.2

Comment 3: We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Response 3: The Company has reviewed your comment and confirms that its officers signed the certifications attached as exhibits to the Form 10-K in a personal capacity. In addition, the Company confirms that for future filings the certifications will exclude the title of the certifying individual from the opening sentence.

Form 10-Q for the fiscal quarter ended June 30, 2006

Condensed Consolidated Balance Sheets, page 1

Comment 4: It appears that a portion of your restricted cash balance as of June 30, 2006 and September 30, 2006 does not relate to unaccepted subscriptions for common shares. Please tell us, and revise in future filings to disclose, the nature of all amounts held in restricted cash.

Response 4: The Company’s restricted cash balance as of June 30, 2006 was $682,750. This amount includes $547,000 in unaccepted subscriptions for common shares and $135,750 relating to restricted cash requirements under the Champion Farms mortgage loan. The Company’s restricted cash balance as of September 30, 2006 was $297,893. This amount includes $148,518 in unaccepted subscriptions for common shares and $149,375 relating to restricted cash requirements under the Champion Farms mortgage loan. The Company will revise its disclosure in future filings to disclose the nature of all amounts held in restricted cash.

In connection with its responses set forth herein, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 572-3506 with any questions concerning our responses to the Staff’s comments.

Securities and Exchange Commission

December 22, 2006

Sincerely yours,

/s/ John D. Wilson
John D. Wilson

cc:	Amanda Jaffe, Staff Accountant